For immediate release	Exhibit No. 99.1

FAIRMONT HOTELS & RESORTS INC. ANNOUNCES
NORMAL COURSE ISSUER BID

TORONTO, October 6, 2003 — Fairmont Hotels & Resorts Inc. (“FHR”) (TSX/NYSE: FHR) announced today that it has received regulatory approval for a normal course issuer bid effective October 8, 2003. FHR has been authorized to purchase up to 3,900,000 of its common shares, or 5% of its estimated 79 million currently outstanding common shares, in the twelve-month period following the bid’s effective date. FHR expects to purchase its common shares, at certain times over the course of the year when it believes that the share price is attractive and that the purchase of common shares would be an appropriate use of corporate funds.

Purchases under the bid may commence on October 8, 2003 and will terminate on October 7, 2004, or on such earlier date as FHR may complete its purchases pursuant to the notice of intention to make a normal course issuer bid filed with the Toronto Stock Exchange (“TSX”). Purchases will be made on the open market by FHR through the facilities of the TSX or the New York Stock Exchange (“NYSE”) in accordance with the rules and policies of these exchanges. The price that FHR will pay for any such shares will be the market price of such shares on the TSX or the NYSE at the time of acquisition. Common shares purchased under the bid will be cancelled.

FHR purchased 747,100 of its common shares at an average price of C$31.84 within the past 12 months under its previous normal course issuer bid, which expired on October 2, 2003.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 81 luxury and first-class properties with more than 32,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont Hotels & Resorts (“Fairmont”), North America’s largest luxury hotel management company. Fairmont manages 42 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac and The Fairmont Scottsdale Princess. FHR also holds a 100% interest in Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises a portfolio of 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 24 properties, two large undeveloped land blocks and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Contact:	Emma Thompson Executive Director Investor Relations Tel: 416.874.2485 Email: investor@fairmont.com Website: www.fairmont.com